Dominari Securities LLC

725 5th Ave, 23 Floor

New York, NY 10022

VIA EDGAR

June 26, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attn: Madeleine Joy Mateo / Tonya Aldave

Re:	Bluemount Holdings Limited
Registration Statement on Form F-1,
Initially Filed March 17, 2025, as amended
File No. 333-285843 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request by Bluemount Holdings Limited that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m. on June 30, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters will distribute as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours, Dominari Securities LLC

/s/ Eric Newman
Eric Newman
Global Head of Investment Banking

cc:	Loeb & Loeb LLP
VCL Law LLP